UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 10, 2013, CorpBanca published on its website a material event notice, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: October 11, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Material Event dated October 10, 2013.

Exhibit 99.1

Santiago, October 10, 2013
GG/143/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
PRESENT

REF.: REPORTS MATERIAL EVENT

Dear Sirs.:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores) and to Chapter 18-10 of the Updated Compilation of Norms issued by the Chilean Superintendency of Banks and Financial Institutions, CorpBanca discloses the following material event regarding the Company:

On October 8, 2013, through a private sale process, CorpBanca agreed to sell 31 real estate assets owned by CorpBanca -corresponding to the properties where CorpBanca’s branches operate- to Sociedad Inmobiliaria Descubrimiento S.A., a subsidiary of Fondo de Inversión Independencia Rentas Inmobiliarias. The aggregate sale price of all 31 properties was 1,811,000 Unidades de Fomento (approximately US$84 million). The transaction contemplates that CorpBanca will lease back from Sociedad Inmobiliaria Descubrimiento S.A. the same properties for a 15 year term and will continue to operate the branches located at such properties.

The closing of the transaction will take place in the next weeks, pursuant to the terms of the agreement between the parties.

Sincerely,

Cristián Canales Palacios
Chief Executive Officer (s)